EXHIBIT 99.1

Tekmira's LNP Technology Enables Alnylam's Positive Phase II ALN-TTR02 Data

VANCOUVER, British Columbia, July 1, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today reported that Alnylam Pharmaceuticals, Inc. (Nasdaq:ALNY) presented positive results from its Phase II clinical trial with ALN-TTR02, an RNAi therapeutic targeting transthyretin (TTR) for the treatment of TTR-mediated amyloidosis (ATTR), which is enabled by Tekmira's lipid nanoparticle (LNP) technology.

"These positive Phase II results from the ALN-TTR02 program represent the most advanced non-oncology product candidate enabled by our industry-leading LNP delivery technology. These data show that multiple doses of ALN-TTR02 provide rapid, dose-dependent and statistically significant knock-down of TTR protein and that our LNP technology was well tolerated. Alnylam has disclosed plans to initiate a Phase III clinical trial by the end of 2013 that will trigger a $5 million milestone payment to Tekmira. Tekmira's LNP delivery technology continues to lead the RNAi field by enabling multiple products in clinical development in a variety of therapeutic areas," said Dr. Mark J. Murray, Tekmira's President and CEO.

The new data were presented at the Biennial Meeting of the Peripheral Nerve Society being held June 29-July 3 in St. Malo, France. Alnylam reported results from 19 patients that showed significant knock-down of up to 93% of circulating wild-type and mutant TTR in a multi-dose study. Multiple doses of ALN-TTR02 were reported to be generally safe and well tolerated. There were no significant adverse events or discontinuations associated with the drug.

Alnylam disclosed that it intends to present the final data from this ALN-TTR02 Phase II study at the IXth International Symposium on Familial Amyloidotic Polyneuropathy (ISFAP) to be held in Rio de Janeiro, Brazil, November 10-13, 2013. Tekmira will receive a $5 million milestone payment when ALN-TTR02 enters a Phase III clinical trial, which Alnylam has guided should occur by the end of 2013. Tekmira is eligible to receive royalty payments based on commercial sales of ALN-TTR02.

For more detailed information about the Phase II data for ALN-TTR02, please refer to the Alnylam news release dated June 30, 2013 and the presentation of these data, which can be found on Alnylam's website at www.alnylam.com.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; the results of Alnylam's Phase II clinical trial with ALN-TTR02; the quantum and timing of future milestone royalty payments expected from the ALN-TTR02 and other LNP-enabled product development programs of Alnylam; the expected timing of final data from the ALN-TTR02 Phase II study; and, the timing of an ALN-TTR02 pivotal or Phase III clinical trial.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; Tekmira's research and development capabilities and resources; FDA approval with respect to commencing clinical trials; and the time required for development partners and licensees to complete research and product development activities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: anticipated milestones or royalty payments from Alnylam may not be received in the quantum and on the timing currently anticipated, or at all; Tekmira's development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; final data from the ALN-TTR02 Phase II study may not be presented when currently anticipated, or at all; a Phase III trial for ALN-TTR02 may not start as currently anticipated, or at all; Tekmira's cash runway may not extend as far as anticipated, and may be substantially less than required to continue current operations; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca